July 19, 2006

Mail Stop 4561
Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The Student Loan Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
File No. 001-11616

Dear Ms. Sweeney:

This letter sets forth the responses of The Student Loan Corporation ("SLC," the "Company," or "we") to the comments of the U.S. Securities and Exchange Commission (SEC) staff contained in your letter dated June 2, 2006. Enhancement of the overall disclosures in filings by SLC is an objective that we share with the SEC staff and one that we consider in all our filings. For your convenience, we have included in this letter the text of the SEC staff’s comments followed by the responses of the Company.

Form 10-K for the Fiscal Year ended December 31, 2005

Financial Statements

Consolidated Statement of Income, page 36

1.   We note that you present a sub-total “total revenues, net” that includes net interest income, gains on loans securitized, gains on sale of loans, and fee and other income. Please tell us whether you believe that your financial statements should be presented in compliance with Article 5 or Article 9 of Regulation S-X. Tell us how you believe that the components of and subtotal “total revenues, net” is in compliance with the Article of Regulation S-X to which you believe is applicable to your presentation.

SLC Response: Our current income statement presentation is consistent with the format that we adopted upon incorporation of the Company in 1992. We believe that the financial statement format provided by Article 9 of Regulation S-X (Article 9) is more appropriate for our business and our investors. The alternative format prescribed under Article 5 of Regulation S-X requires income statement line items such as “net sales and gross revenues,” “cost and expenses applicable to sales and revenues,” and “selling, general and administrative expenses” that are not relevant to our business. Furthermore, many of our peers in the student loan industry are also following the financial statement disclosure format prescribed by Article 9.

We believe that our disclosures are materially compliant with Regulation S-X. Further to our intent to be consistent with Article 9, in our next quarterly report and in future filings, we will no longer disclose a line item entitled “Total revenue, net.” In addition, we will insert a newly created “Other Income” sub-heading above the existing line items entitled “Gains on loans securitized,” “Gain on sale of loans,” and “Fee and other income” in the consolidated statement of income. This “Other Income” section will be located between “Net interest income after provision for loan losses” and “Operating Expenses.” As a result, the line items included on our consolidated statement of income will be fully compliant with those prescribed in Article 9.

2.
We note your disclosure on page 51 that your fee and other income line item includes servicing asset amortization and servicing asset and residual interest impairments. Please tell us your basis, including the specific guidance upon which you rely, for including impairment charges and amortization expense to arrive at a net revenues sub-total.

SLC Response: Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 140) does not address the income statement line item on which to record amortization and impairments related to servicing assets and retained interests.

We believe that in order to most meaningfully present the activity within our servicing asset, the amortization and impairments of that asset should be reported on the same line item as the servicing fee revenue. We do not consider amortization or impairment of our servicing asset to be similar in nature to the types of expenses listed under the “Other Expense” category in Article 9. Consistent with our view for servicing assets, we do not consider the impairment of our retained interests in securitized assets to be similar in nature to the types of expenses listed under the “Other Expense” category in Article 9.

As discussed in our response to comment 1 above, our intent is to follow the income statement format of Article 9. The “Other Income” item under Article 9 (Rule 9-04.13) includes components such as “Profit or loss on transactions in securities in dealer trading accounts,” “Gains or losses on disposition of equity in securities of subsidiaries or 50 percent or less owned persons,” and “Investment securities gain or losses.”

Effective January 1, 2006, we have implemented Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets - An Amendment of FASB Statement No. 140 (FAS 156). Under FAS 156, we account for our servicing assets at fair value, with changes in fair value reported in earnings. We believe that changes in the fair value of our servicing assets are similar to the “Profit or loss on transactions in securities in dealer trading account” category that is included in “Other Income” under the requirements of Article 9.

As disclosed in Note 1 to our consolidated financial statements, we account for our residual interests in securitized assets as trading or available-for-sale securities in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. SLC’s retained interests are primarily accounted for as trading securities, which are similar in nature to “securities in dealer trading account” included in “Other Income” under Article 9. The impairment of the retained interests accounted for as available-for-sale securities is similar to “investment securities gain or losses,” also included in “Other Income” under Article 9.

Based on the above, we believe that recording servicing asset amortization and servicing asset and residual interest impairment within “Other Income” in SLC’s consolidated statement of income is appropriate and consistent with Article 9.

3.
We note your disclosure on page 59 that in the second quarter of 2005, you completed a tender offer to purchase the notes of one of its trust and extinguished that trust resulting in an extraordinary gain of $5.5 million. Please tell us how you determined that this transaction met the criteria for classifications as an extraordinary item. Based upon the nature of your business activities, which include borrowings and securitization to fund operations, it is not clear how the extinguishment of a securitization trust is clearly unrelated to your ordinary and typical activities. Refer to paragraphs A4 - A6 of SFAS 145 and paragraphs 19 - 24 of APB Opinion 30.

SLC Response: APB Opinion 30 and SFAS 145 emphasize that extraordinary items are events or transactions distinguished by their unusual nature and by the infrequency of their occurrence and that debt extinguishments would not generally be considered as such. However, as further described below, we believe that the classification of the gain resulting from SLC’s 2005 trust extinguishment should be accounted for in accordance with the provisions of FIN 46R, Consolidation of Variable Interest Entities (revised December 2003) (FIN 46R).

During the second quarter of 2005, we acquired 83% of the outstanding notes of the trust in an open market transaction, which allowed us to amend the trust documents and call all remaining notes. These actions resulted in the trust’s losing its QSPE status and thus falling under the scope of the consolidation requirements of FIN 46R. Paragraph 14 of FIN 46R notes that “An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.” Upon the acquisition of 83% of the outstanding notes, we determined that SLC was the primary beneficiary of the trust and, therefore, should consolidate the trust.

Paragraph 18 of FIN 46R states that “… the primary beneficiary of a variable interest entity shall initially measure the assets, liabilities and non-controlling interests of the newly consolidated entity at their fair values at the date the enterprise first becomes the primary beneficiary.” Because the fair value of the reacquired loans was greater than the amount paid to reacquire the outstanding notes of the trust, we recorded a gain.

Paragraph 21 of FIN 46R notes, “The excess, if any, of (a) the fair value of the newly consolidated assets and (b) the reported amount of assets transferred by the primary beneficiary to the variable interest entity over (1) the sum of the fair value of the consideration paid, (2) the reported amount of any previously held interests, and (3) the fair value of the newly consolidated liabilities and noncontrolling interests shall be allocated and reported as a pro rata adjustment of the amounts that would have been assigned to all of the newly consolidated assets as specified in paragraphs 44 and 45 of FASB Statement No. 141, Business Combinations, as if the initial consolidation had resulted from a business combination.”

In our case, an excess gain resulted that, under paragraph 21 of FIN 46R, was to be assigned as specified in paragraphs 44 and 45 of FAS 141. Since the newly consolidated assets were financial assets (student loans), there was no pro rata reduction of those assets under paragraph 44 (such assets are excluded under this paragraph). Therefore, the excess was recognized as an extraordinary gain in the consolidated statement of income in accordance with paragraph 45 of FAS 141.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies, page 40

Revenue Recognition, page 40

4.	We note your disclosure that you began applying the interest method on a loan-by-loan basis for CitiAssist Loan insurance costs and origination costs on FFEL

Program loans with first disbursements on or after April 1, 2005. Please provide us with your analysis of how you determined that applying the interest method on an aggregate loan pool basis for loans disbursed prior to April 1, 2005 materially approximates the interest method.

SLC Response: Paragraph 18 of Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (FAS 91), states that “The objective of the interest method is to arrive at periodic interest income (including recognition of fees and costs) at a constant effective yield on the net investment in the receivable (that is, the principal amount of the receivable adjusted by unamortized fees or costs and purchase premium or discount).” Paragraph 19 of FAS 91 further describes the calculation of the constant effective yield necessary to apply the interest method.

A key provision of FAS 91 is that a pool approach is required in estimating the amortization if the provisions of paragraph 19 are applied, that is, if:
▪	The entity holds a large number of similar loans for which prepayments are probable; and
▪	The timing and amount of prepayments can be reasonably estimated; and
▪	The entity chooses to estimate future prepayments of principal in applying the interest method.

We have historically estimated prepayments as part of our pool approach in accordance with paragraph 19 of FAS 91 and have disclosed this policy in SLC’s past filings.

SLC’s pool approach was developed in order to accommodate the specific features of student loans and to comply with FAS 91 amortization requirements. SLC’s pool approach achieves periodic interest income recognition (including recognition of fees and costs) at a constant effective yield on the unpaid principal balance of the loans, as opposed to a constant effective yield on the net investment in the loans. That is, SLC’s pool approach does not include deferred cost balances and capitalized interest during the loans’ “in-school period” (i.e., while no payments were due) in the constant effective yield calculation due to the operational complexities involved. SLC’s pool approach was designed to approximate the FAS 91 paragraph 19 interest method calculation.

Subsequent to the implementation of SLC’s pool approach, SLC’s business has expanded significantly, and new products have entered the market. In 2003, SLC started developing a loan system capable of amortizing deferred costs on a loan-by-loan basis, which calculates the constant effective yield in accordance with the requirements of FAS 91. The system became operational in the first quarter of 2005 and deferred costs for all internally serviced loans originated after April 1, 2005 are currently being amortized on an individual loan-by-loan basis, as disclosed in our 2005 Form 10-K. This system provides enhanced financial reporting and controls over income recognition in our student loan portfolio.

We performed an analysis to demonstrate that SLC's pool approach approximates the FAS 91 paragraph 19 interest method.  This analysis was based on a sample of student loans originated from January 1, 2004 to September 30, 2005, which represented 38% of SLC’s total student loans outstanding at September 30, 2005.  The sample of student loans was grouped into pools of loans with similar homogeneous characteristics.  For each student loan pool, loan level data was used to derive key portfolio characteristics such as weighted average coupon, weighted average maturity and weighted average months to repayment (for in-school loans) in order to schedule out the cash flows for each pool.  We compared the amortization of these student loan pools using SLC's pool approach to the amortization using the FAS 91 paragraph 19 interest method throughout the life of each pool of loans.  The cumulative differences in unamortized deferred cost balances between these two methods from inception were then expressed as a percent of each student loan pool's balance at various points in time.  These cumulative differences were extrapolated to the entire balance of the student loan portfolio under the SLC pool approach at December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2005, respectively. The annual differences were calculated by comparing the cumulative differences at the beginning and end of each year.

This analysis estimated the difference between SLC’s pool approach and the FAS 91 paragraph 19 interest method to be an understatement of the deferred cost balance by approximately $13 million as of December 31, 2005, on a cumulative basis since inception, representing less than 2.6% of SLC’s 2005 pre-tax income. The estimated cumulative difference as of December 31, 2004 was approximately $15 million, representing 3.3% of SLC’s 2004 pre-tax income. The impact of applying the FAS 91 paragraph 19 interest method on the consolidated statements of income was estimated to be a decrease in interest income of $2 million in 2005, an increase in interest income of $1 million in 2004 and a decrease in interest income of $2 million in 2003, representing approximately 0.5%, 0.2% and 0.6% of SLC’s respective pre-tax income.

We have also considered qualitative factors in the analysis of the difference in methods. Specifically, we considered whether SLC’s pool approach:

•	Masks a change in earnings or other trends - As noted above, the difference did not materially impact earnings or the trend of the Company’s performance;

•	Hides a failure to meet analysts' consensus expectations for the enterprise - not applicable, as there is no significant analyst coverage of the Company;

•	Changes a loss into income or vice versa - No, as stated above, SLC would still experience positive earnings;

•
Concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability - not applicable, the Company’s operations constitute a single segment for financial reporting purposes;

•	Affects the registrant's compliance with regulatory requirements - No impact on regulatory compliance;

•	Affects the registrant's compliance with loan covenants or other contractual requirements - The change does not affect any SLC contractual requirements or covenants in its debt agreements;

•
Has the effect of increasing management's compensation; for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation - On a cumulative basis management has over-amortized the deferred balances and under-reported earnings; thus, management compensation would not have been positively impacted by the use of the SLC pool approach as opposed to the interest method; or

•	Involves concealment of an unlawful transaction - No.

Based on the above, SLC determined that its pool approach materially approximates the interest method as described in paragraph 19 of FAS 91.

5.	Please tell us your basis for including CitiAssist Loan insurance costs as a yield adjustment of the loans, including the specific guidance upon which you rely.

SLC Response: SLC has accounted for CitiAssist insurance costs in accordance with paragraph 6 of FAS 91. Paragraph 6 provides that “Direct loan origination costs of a completed loan shall include only (a) incremental direct costs of loan origination incurred in transactions with independent third parties for that loan and (b) certain costs directly related to specified activities performed by the lender for that loan.” Additionally, FAS 91 defines incremental direct costs as “Costs to originate a loan that (a) result directly from and are essential to the lending transaction and (b) would not have been incurred by the lender had that lending transaction not occurred.”

SLC started originating CitiAssist loans in 1997. The CitiAssist product had new and unique risks, as the loans were unsecured, given to students with limited credit history, had lengthy maturities, and had periods where payment of neither principal nor interest was required. As such, the Company decided that it would only issue CitiAssist loans to the extent they were insured or covered under third-party risk share agreements. As of December 31, 2005, approximately 95% of SLC’s CitiAssist loans were insured through direct insurance or risk-sharing agreements.

The Company determined that the CitiAssist insurance costs meet the definition of an incremental direct cost and are therefore direct loan origination costs under paragraph 6(a) of FAS 91, as they are independent third-party costs that result directly from and are essential to the lending transaction and would not have been incurred by SLC had the lending transactions not occurred.

Allowance for Loan Losses, page 41

6.
Please tell us and in future filings disclose the terms of the credit risk insurance coverage and any risk-sharing agreements with third parties related to your CitiAssist loans. Clarify if insurance and risk-sharing is provided on a pooled-loan basis or on an individual-loan basis.

SLC Response:  The terms of the credit risk insurance coverage and risk-sharing agreements with third parties are disclosed in footnotes (2) and (3) to the table entitled “CitiAssist Delinquencies” that is included in Note 2 - Student Loans to SLC’s consolidated financial statements, as follows:

▪
Total CitiAssist Loans insured by third party insurers - footnote (2) - “The Company is subject to 5% - 20% risk sharing on claims paid on these loans. Therefore, the insurer reimburses the Company 80% - 95% of the approved claim amounts.”

▪
Total uninsured CitiAssist loans - footnote (3) - “Of the uninsured CitiAssist loans, $445.3 million and $357.0 million at December 31, 2005 and 2004, respectively, are covered for between 50% and 100% of the losses up to 8% of the loss amount under risk-sharing agreements with schools and universities.”

In future filings, we will move that disclosure to the “Allowance for Loan Losses” section of Note 1 - Significant Accounting Policies. In addition, we will state in Note 1 that insurance that is provided by third-party agencies is provided on an individual loan basis, whereas risk-sharing is provided on a pooled-loan basis. We will also disclose that for insured loans originated since the second quarter of 2003, maximum portfolio loss limits apply that range from 12.5% to 13.5% of cumulative portfolio losses. For loans insured since 2005, the insurance premium is calculated under an experience-rated plan, which may require limited additional payments to be made in the future should performance be worse than established parameters.

Agreements and Other Derivatives, page 56

7.
We note your disclosure that no hedge ineffectiveness was recognized in earnings related to your interest rate swap agreements designated as cash flow hedges in 2004. Please tell us whether you used the short-cut method or the “matched terms” approach for assuming no ineffectiveness for any of your hedging relationships that qualified for hedge accounting treatment under SFAS 133 during the periods presented. If so, tell us how you determined that the hedging relationship met each of the conditions in paragraph 68 or 65 of SFAS 133. In your analysis, please include the specific terms of the hedged item and hedging instrument, including any embedded options, caps or floors such as those included in your long-term borrowings as of December 31, 2004 and 2005 for which the interest rate payable is the higher of LIBOR or strike rate.

SLC Response: During the periods presented, SLC maintained one hedge program that was accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended, hereinafter referred to as FAS 133). There was no hedge ineffectiveness recognized in that period as the hedge relationship qualified under the “matched-terms” approach described in paragraph 65 of FAS 133 and further detailed in DIG Issue G9, Assuming No Ineffectiveness When Critical Terms of the Hedging Instrument and the Hedged Transaction Match in a Cash Flow Hedge. The swaps under this program matured in January 2005.

Description of Hedged Item
The hedge objective was to eliminate basis risk between the rates earned on our portfolio of Federal Family Educational Loan Program (FFELP) loans and the rates paid on the liabilities that fund this FFELP portfolio. Accordingly, SLC applied cash flow hedge accounting to this relationship. All of these FFELP loans reprice annually based on the 91-day T-bill rate, but pay the average 91-day T-bill during a quarter if that rate is higher. There are no other option features embedded in the FFELP loans generating the hedged cash flows. In addition, all of the FFELP loans reprice on the same date. The liabilities were based on 3-month LIBOR and reset on the first day of each calendar quarter. There are no embedded options, caps or floors in the borrowings generating the hedged cash flows.

Description of Hedging Instrument
The hedging instrument was a basis swap. The receive leg of the basis swap was based on 3-month LIBOR, which identically matches the characteristics of the liabilities generating the hedged cash flows. The pay leg of the swap is based on the greater of the T-bill rate in effect from the last annual repricing date on the FFELP loans or the average 91-day T-bill rate for the most recent quarter, which identically matches the characteristics of the loans generating the hedged cash flows.

Application of “Matched-terms” Approach
Each reporting period, we validated and documented that the critical terms - floating rate indices and reset dates - matched between the hedging basis swaps and the hedged items. We also validated and documented that the principal amount of the hedged loans and liabilities agreed with the notional amount of basis swaps designated against the hedged items and that there was no change in counterparty credit risk. The hedging basis swaps were executed at market terms, thus ensuring that their fair values were zero at the inception of this hedge program. Both the interest rate of the loans and the interest rate of the liabilities are benchmark rates as that term is defined in paragraph 540 of FAS 133. As such, the hedge relationship is focused on changes in the benchmark rates and appropriately does not consider changing credit spreads that are part of the contractual cash flows of the loans and related borrowings. Based on the fact that our periodic hedge effectiveness assessments validated the matching of the critical terms noted above, there was no hedge ineffectiveness to record.

The balances (net of tax) deferred in Other Comprehensive Income (OCI) relating to this hedge program were $1 million and $7 million as of December 31, 2003 and December 31, 2002, respectively. There were no balances deferred in OCI relating to this program as of December 31, 2004 or December 31, 2005. The balances (net of tax) reclassified from OCI to earnings were $2 million, $6 million and $1 million during 2004, 2003 and 2002 respectively. There was no reclassification from OCI to earnings for this hedge in 2005. SLC’s income before taxes and extraordinary items was $462 million, $349 million and $296 million for the years ending December 31, 2004, December 31, 2003 and December 31, 2002, respectively.

* * * * * * * * *
In connection with responding to your comments, we acknowledge that the SLC is responsible for the adequacy and accuracy of the disclosures in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that SLC may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Daniel P. McHugh
Daniel P. McHugh
Chief Financial Officer
The Student Loan Corporation

c.c: Mark Shrekgast (KPMG)